Invictus MD Strategies Corp.
For the three months ended April 30, 2018
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Invictus MD Strategies Corp. ("Invictus MD " or the "Company") and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the three months ended April 30, 2018, and the audited consolidated financial statements for the year ended January 31, 2018, and related notes therein.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

All financial information in this MD&A for the three months ended April 30, 2018, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is June 22, 2018.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the unaudited condensed interim consolidated financial statements for the three months ended April 30, 2018 and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of June 22, 2018, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

COMPANY OVERVIEW

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTC. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

The unaudited condensed interim consolidated financial statements as at and for the three months ended April 30, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Cultivation footprint and licenses

Company [1]	License	Province	Phase	Building Square Footage
				Current	31-Jan-19	31-Jan-20
Acreage Pharms	Cultivation and sale	Alberta	I	6,600	6,600	6,600
Acreage Pharms		Alberta	II	33,000	33,000	33,000
Acreage Pharms		Alberta	III	-	80,000	80,000
Acreage Pharms		Alberta	IV	-	-	240,000
Total				39,600	119,600	359,600
AB Labs	Cultivation and sale	Ontario	I	15,600	15,600	15,600
AB Labs		Ontario	II	-	40,000	40,000
Total				15,600	55,600	55,600
AB Ventures	Pre-license application	Ontario	I	-	21,000	21,000
AB Ventures		Ontario	II	-	80,000	80,000
Total				-	101,000	101,000
OptionCo	Pre-license application	British Columbia	I	-	4,000	5,000
OptionCo		British Columbia	II	-	50,000	50,000
OptionCo		British Columbia	III	-	-	250,000
Total				-	54,000	305,000
TOTAL				55,200	330,200	821,200

[1]

The Company’s ownership interest in each entity is as follows: (i) Acreage Pharms 100%, (ii) AB Labs 50%, (iii) AB Ventures 11.76% with $5,500,000 commitment for 33.33%, and (iv) OptioCo option to acquire 100%.

Retail and distribution strategy

On May 14, 2018, the Company announced its retail strategy, an approach that involves the ownership of cannabis dispensaries and partnerships with leading retail outlets nationwide. This multifaceted sales strategy is aimed to target each channel for sales and distribution, including supply agreements and product calls with provincial governments and licensed producers, retail storefronts across Western Canada, and the medical cannabis sector.

The retail strategy will involve a team of consultants with specialized experience and will be led by Trevor Dixon, President and CEO of Acreage Pharms, who previously spent two decades building a highly successful franchise conglomerate with stores in over fifty cities across Canada. The team will also be supported and advised by Gene Simmons, Chief Evangelist Officer and one of the founders of KISS. Gene will be heavily involved, due to his past experience in the retail environment and his many other entrepreneurial successes.

As mentioned, the Company has founded a dispensary business and is actively pursuing retail permits and leases for retail storefronts that meet both provincial regulations and municipal bylaws. The plan is to secure and license a base target of at minimum twenty retail storefronts in British Columbia and Alberta.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

BUSINESS DEVELOPMENTS

Acreage Pharms Ltd.

As at April 30, 2018, the Acreage Pharms Phase 1 facility continues to operate at full capacity with ten completed harvests and a total yield of 265,713 grams. There are 265,713 grams of dried cannabis in its vault, comprised of 195,848 grams awaiting release for sale and 69,865 grams held for future extract production. The purpose-built indoor facility utilizes Good Production Practices and a state-of-the-art nutrient delivery system to produce pesticide-free, nonirradiated cannabis.

On May 8, 2018, the Company announced completion of its 33,000 square foot, purpose-built Phase 2 production facility at Acreage Pharms. Land clearing and site preparation for its 80,000 square foot Phase 3 expansion project has commenced, which will give the licensed producer a total of 119,600 square feet of growing space by the end of 2018. The Company is fully funded for the Phase 3 expansion and is working on plans to increase total capacity to 359,600 square feet in 2019. In addition, Acreage Pharms added eight more strains to its cannabis cultivation portfolio, a range of Indica, Sativa, and hybrids that add more depth and breadth to its ambitious cultivation program.

On May 18, 2018, the Company announced that Acreage Pharms had received its sales license from Health Canada pursuant to the ACMPR, effective May 18, 2018, and is now accepting patients and processing orders for medical cannabis.

AB Laboratories Inc. and AB Ventures Inc.

On February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,001, to be used as follows: (i) $2,750,000 for the purchase of the “Primary Facility” building, (ii) $5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility, and (iii) $2,050,001 for working capital purposes.

In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs on or before April 1, 2018, for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

As at April 30, 2018, the AB Labs Phase 1 facility continues to operate at full capacity with nine completed harvests and a total yield of 248,519 grams. There are 76,559 grams of dried cannabis in its vault, comprised of 43,438 grams awaiting release for sale and 33,121 grams held for future extract production. The purpose-built indoor facility utilizes Good Production Practices and a state-of-the-art non-recirculating, non-recovery drip irrigation system to produce pesticide-free, nonirradiated cannabis.

On May 11, 2018, the Company announced that high quality cannabis from AB Labs is now available for purchase through Canopy Growth Corporation’s (TSX: WEED) Tweed Main Street online store. To date, AB Labs has successfully transferred a total of 172 kilograms of product to Tweed’s curated CraftGrow line.

On June 6, 2018, the Company announced that construction of the Phase 2 expansion at AB Labs remains on-schedule. The retrofit is well underway with construction of the second-floor mezzanine to commence as early as next week. The Phase 2 facility, located adjacent to Phase 1, will add 40,000 square feet to the current operations and increase total cultivation space to 56,000 square feet.

In addition, construction plans are moving forward at AB Ventures. The team is near completion of all conditions required by the municipality, including hydrological survey, to submit the building permit request. Construction of the facility is expected to being within the next sixty days. The entire 100-acre property will be used for cannabis cultivation, pending building permits and receipt of required license from Health Canada. In preparation for the build-out, the Company has provided $3,000,000 in funds to AB Ventures. Upon payment of the full $5,500,000 commitment the Company will have a 33% ownership interest in AB Ventures.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Gene Simmons appointed Chief Evangelist Officer

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.97 per share, as follows: (i) $3,299,423 (US$2,500,000) (paid), (ii) 2,631,141 common shares (issued), (iii) 1,973,355 common shares, issued on the date that is the later of (1) 180 days following the closing date, and (2) the date on which a Master Services Agreement and License Agreement have been executed by each party, and (iv) 1,973,355 common shares, issued on the date that is the later of (1) 240 days following the closing date, (2) January 2, 2019, and (3) the date on which a Master Services Agreement and License Agreement have been executed by each party.

Option to acquire 100% of OptionCo

On May 14, 2018, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of an applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”). OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

(i)	$2,500,000;
(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

a.	25% within 10 business days of exercising the Option; and
b.	25% every 4 months thereafter.

(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

Summer 2018 launch of Poda Technologies Inc.

On May 15, 2018, the Company announced the summer 2018 launch of Poda, a zero-cleaning vaporizer system. The Poda technology can be used to vaporize almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. This industry-leading technology stands apart from previous generations of vaporizers, which often require cleaning and can only be used effectively for one type of substance. The Poda pods are also biodegradable.

Poda will launch a number of device models across a variety of price points. Some devices will have the ability to connect to users’ smartphones via Bluetooth, providing granular control of temperature and a wealth of pod-specific information. Different substances, like cannabis and tobacco, can demand different temperatures to achieve desirable vapor for inhalation. Poda smart devices can detect the proper settings for each pod and can automatically adjust the temperature to achieve optimal vaping. Alternatively, consumers will be able to design their own temperature profiles and customize a wide range of other operational parameters. Poda devices with smartphone-enabled technology are set to be released later in 2018 after the initial Poda devices (without smartphone connectivity) enter the market.

Poda has filed Patent Cooperation Treaty (PCT) patents covering its innovative technologies, giving Poda the ability to protect its valuable IP on a global scale. The Company owns 100% of Poda and its related intellectual property.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Stock option grants

On June 1, 2018, the Company granted 1,275,000 incentive stock options to certain directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.78 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations.

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase significantly. Moreover, the new system allows for competition among licensed producers on factors such as product quality, customer service, price, variety and brand awareness, and enables well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada1 recently reported that over 269,500 patients had enrolled into the ACMPR program by December 31, 2017. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 425,000, creating a medical cannabis market worth an estimated $0.77 billion to $1.79 billion per year.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, the Bill received approval from the House of Commons. On June 19, 2018, Bill C-45 officially passed Senate vote and now moves to royal assent, the final step in the legislative process. The government has set the effective date of the cannabis legalization legislation as October 17, 2018.

The Canadian Federal Government has legalized marijuana and provinces will be held responsible for licensing the product and overseeing its distribution and sale.

Deloitte2 estimates the total cannabis market in Canada, including medical and illegal as well as legal recreational products, is expected to generate up to $7.17 billion in total sales in 2019. Legal sales are expected to contribute more than half of this total – up to $4.34 billion – in the first year.

RESULTS OF OPERATIONS

For the three months ended April 30, 2018

For the three months ended April 30, 2018, the Company had a net loss of $3,027,938 (2017: $8,877,522).

___________________________________
1https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html
2 https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

The significant variances between the comparative period include:

•	Revenue of $1,302,053 (2017: $493,448) primarily due to increases in Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics.

•

Unrealized gain on changes in fair value of biological assets of $336,686 (2017: nil) due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year.

•

Gross margin of 43% (2017: 13%) primarily due to the unrealized gain on changes in fair value of biological assets due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year.

•

Sales and marketing of $991,165 (2017: $722,368) primarily due to increases in sales and marketing and investor relations associated with operations at Acreage Pharms and AB Labs and the issuance of sales licenses for the distribution and sale of medical cannabis.

•

General and administrative of $1,809,644 (2017: $755,582) primarily due to the acquisition and operation of Acreage Pharms, as well as increased headcount at head office. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year. The Company continues to ramp-up operations and build-out its cannabis cultivation facilities.

•	Share-based compensation of $38,190 (2017: $4,745,050) primarily due to prior period grants of incentive stock options to certain directors, officers, employees and consultants of the Company.

•	Acquisition costs of nil (2017: $2,763,537) primarily due to the prior year acquisition of Acreage Pharms.

•

Depreciation and amortization of $630,169 (2017: $1,141) primarily due to amortization of the ACMPR cultivation license over the 20-year life of the leased property, and depreciation on property, plant and equipment for Acreage Pharms and Future Harvest.

•

Equity loss on investments of $162,304 (2017: nil) primarily due to the equity pickup associated with AB Labs and AB Ventures. The loss is primarily due to the amortization of the cultivation license in AB Labs.

CASH USED IN OPERATING ACTIVITIES

For the three months ended April 30, 2018, cash flows used in operating activities amounted to $3,939,291. Cash flows resulted from a net loss of $3,027,938 and changes in working capital balances of $1,405,330, partially offset by non-cash items of $493,977.

For the three months ended April 30, 2017, cash flows used in operating activities amounted to $1,923,002. Cash flows resulted from a net loss of $8,877,522, partially offset by non-cash items of $6,556,191 and changes in working capital balances of $398,329.

CASH USED IN INVESTING ACTIVITIES

For the three months ended April 30, 2018, cash flows used in investing activities amounted to $16,120,281. Cash flows resulted from (i) $100,000 increase in loans receivable from AB Labs, (ii) $10,000,001 for increased investment in AB Labs, (iii) $2,509,926 in purchases of property, plant and equipment, and (iv) $3,510,354 in costs of trademarks and copyrights and development of intangible assets.

For the three months ended April 30, 2017, cash flows used in investing activities amounted to $5,354,484. Cash flows resulted from (i) $6,200,000 for the acquisition of Acreage Pharms, (ii) $5,149 in purchases of property, plant and equipment, (iii) $57,816 in purchases and development of intangible assets, and (iv) $3,243 increase in other assets. Partially offset by $911,724 decrease in short-term investments.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

CASH PROVIDED BY FINANCING ACTIVITIES

For the three months ended April 30, 2018, cash flows provided by financing activities amounted to $1,914,775. Cash flows resulted from (i) $1,757,025 from warrant exercises and (ii) $157,750 from option exercises.

For the three months ended April 30, 2017, cash flows provided by financing activities amounted to $11,228,132. Cash flows resulted from (i) $16,198,565 from private placements, (ii) $223,430 from warrant exercises, and (iii) $40,000 from proceeds from issuance of note payable. Partially offset by (i) $1,197,481 in share issuance costs, (ii) $4,000,000 repayment of convertible loan and note payable, and (iii) $36,382 decrease in bank indebtedness.

SUMMARY OF QUARTERLY RESULTS

The below table provides a summary of the quarterly financial data for the last eight quarters, prepared in accordance with IFRS.

			Net loss attributed	Basic and diluted
			to common	loss per common
	Revenue	Net loss	shareholders	share
Three months ended	$	$	$	$
April 30, 2018	1,302,053	3,027,938	3,048,582	0.03
January 31, 2018	682,218	6,207,664	6,230,070	0.08
October 31, 2017	622,326	1,723,777	1,722,177	0.02
July 31, 2017	566,431	2,980,005	2,973,859	0.04
April 30, 2017	493,448	8,877,522	8,851,718	0.19
January 31, 2017	632,840	3,857,680	3,577,129	0.24
October 31, 2016	523,116	401,304	606,119	0.06
July 31, 2016	559,123	1,261,363	1,074,286	0.22

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the three months ended April 30, 2018, the Company was charged $379,500 in salaries and bonuses (2017: $64,556) by the Chairman and CEO of the Company.

For the three months ended April 30, 2018, the Company was charged $33,000 in salaries (2017: nil) by the CFO of the Company.

For the three months ended April 30, 2018, the Company was charged $64,615 in salaries (2017: nil) by the President and CEO of Acreage Pharms.

For the three months ended April 30, 2018, the Company was charged $27,500 in Director fees by the independent Directors of the Company (2017: nil). As at April 30, 2018, $27,500 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2018: $100,000).

For the three months ended April 30, 2018, the Company was charged $37,692 in salaries (2017: nil) by the Chief Compliance Officer of the Company.

For the three months ended April 30, 2018, the Company was charged $12,750 (2017: $12,750) in management fees and $30,424 (2017: $29,355) in rent by a company controlled by a former Director of the Company.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the three months ended April 30, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	555,057	225,661
Share-based payments	24,136	2,866,441
	579,193	3,092,102

OUTSTANDING SHARE DATA

As at April 30, 2018, the Company had 93,313,676 common shares issued and outstanding (January 31, 2018: 89,313,485), nil Class A preferred shares issued and outstanding (January 31, 2018: nil), 8,333,000 stock options outstanding (January 31, 2018: 8,518,000), and 13,980,193 share purchase warrants outstanding (January 31, 2018: 15,236,743).

Subsequent to April 30, 2018, a total of 1,692,781 warrants and 220,000 stock options were exercised for proceeds of $2,771,742 and $350,300, respectively.

As at June 22, 2018, the Company had a total of 11,252,459 warrants and 9,378,000 options are outstanding.

As at June 22, 2018, the Company had 95,226,457 common shares issued and outstanding.

ESCROW SHARES

As at April 30, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;
-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

OTHER SHARE DATA

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2018	8,518,000	1.55
Granted	–	–
Exercised	(112,500)	1.40
Forfeited	–	–
Cancelled	(72,500)	0.70
Outstanding, April 30, 2018	8,333,000	1.56

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2018	15,236,743	1.76
Issued	–	–
Exercised	(1,256,550)	1.43
Expired	–	–
Outstanding, April 30, 2018	13,980,193	1.79

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1-quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2-inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3-inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, accounts receivable, loans receivable, and accounts payable and accrued liabilities. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

The following financial instruments are presented at fair value on a recurring basis:

		April 30, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	19,449,188	19,449,188	-	-

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

FINANCIAL RISK MANAGEMENT

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at April 30, 2018, the Company had working capital of $22,780,308 (January 31, 2018: $39,083,089).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2018, that were filed on SEDAR on May 29, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

CRITICAL ACCOUNTING ESTIMATES

The preparation of unaudited condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. The critical accounting estimates and judgments used by the Company are described in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2018, that were filed on SEDAR on May 29, 2018.

New accounting standards adopted in the current year

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. Under IFRS 15, revenue from the sale of fertilizers and nutrients and medical cannabis would be recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s former revenue recognition policy under IAS 18. Therefore, the adoption of IFRS 15 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

New accounting standards issued but not yet effective

New standard IFRS 16, "Leases" is not yet effective for the period ended April 30, 2018 and has not been applied in preparing these unaudited condensed interim consolidated financial statements. The Company has not early adopted this new standard.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

OUTLOOK

As of the date of this MD&A, the Company has completed a number of acquisitions and divestures and is continually working to add value through growth of current investments and seeking additional acquisition opportunities. The Company’s primary objective is to identify, grow and build companies that are complementary to one another. The Company’s strategy is to target small and mid-sized companies with proven brands, strong customer focus, and significant growth potential. We work in partnership with management teams to increase shareholder value through business planning and process integration, developing and executing growth strategies, leveraging our experience and relationships, and structuring and deploying the proper capital to support long-term growth.

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on license

The Company's ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its license with Health Canada. The license is subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the license, to maintain its license, and to renew the license after its expiry date would have a material adverse impact on the business, financial condition and operating results of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the license, there can be no assurance that Health Canada will extend or renew the licenses or, if extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license or should it renew the license on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Regulatory risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Change in laws, regulations and guidelines

The Company’s business is subject to particular laws, regulations, and guidelines. The production and distribution of medical marijuana is a highly regulated field, and although the Company intends to comply with all laws and regulations, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

Limited operating history, history of losses, and no assurance of profitability

The Company was incorporated and began operations in 2014 and started generating revenues from the sale of its products in fiscal 2016. The Company is subject to all of the business risks and uncertainties associated with any an early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Unfavourable publicity or consumer perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s product does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected, the demand for product will increase as well, and in order for the Company to be competitive, it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial condition and operations.

The Canadian Federal Government has committed to the legalization of recreational cannabis in Canada, though no model for this regulatory change has been publicly disclosed. This regulatory change may not be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates. There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Uninsured or uninsurable risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Key personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Conflicts of Interest

Certain of the Company’s directors and officers are also directors and operators in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages.

While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural operations

Since the Company’s business will revolve mainly around the growth of agricultural products, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production.

Transportation disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Invictus MD Strategies Corp.
For the three months and year ended April 30, 2018
Management’s Discussion and Analysis

Fluctuating prices of raw materials

The Company revenues, if any, are expected to be in large part derived from the production, sale and distribution of agricultural products or products related to the growth of such agricultural products. The price of production, sale and distribution of these products will fluctuate widely and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and employee health and safety regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company has no patented technology or trademarked business methods at this time but has applied to register patents.

Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and economic instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.